August 11, 2006
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:      Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Alkermes, Inc. Form 10-K for the Fiscal Year Ended March 31, 2005 Form 10-Q for the Quarterly Period Ended June 30, 2005 File No. 001-14131
Dear Mr. Rosenberg:
This letter is being furnished in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated July 5, 2006 (the “Comment Letter”) to James M. Frates, Chief Financial Officer of Alkermes, Inc. (“Alkermes” or the “Company”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2005 (the “2005 Form 10-K”) and Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005 (the “Form 10-Q”). The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments and headings were organized in the Comment Letter. Capitalized terms used in this letter which are not defined herein have the meanings given in the Company’s May 23, 2006 letter.
Consolidated Financial Statements, page F-1
Notes to Consolidated Financial Statements, Page F-6
9. Convertible Preferred Stock, Page F-18
1a. Please reconcile your representation to us that automatic conversion occurs upon Eli Lilly’s submission of an NDA with the disclosure in your Form 10-K that automatic conversion occurs upon filing of an NDA. If there is a distinction between “submission” and “filing,” as it relates to your arrangement with Eli Lilly, please describe it to us.
The Company has used the terms “filing” and “submission” interchangeably in describing the conversion right of Eli Lilly and Company (“Lilly”), as it believes is common in the pharmaceutical industry. The Company is not attempting to distinguish “submission” from “filing” in its description of these arrangements.
1b. If Eli Lilly’s right to convert into $30 million of common stock was exercisable at any time since issuance, please:
•	Explain why the agreement did not simply state this. That is, if the conversion option is exercisable by Eli Lilly at any time, identify what were the business reasons for this seemingly ambiguous language.

•	Explain why your public disclosure has not explicitly and unambiguously stated, if true, that the substance of the NDA requirement is that Eli Lilly’s right to convert is exercisable at any time and analyze for us whether the failure to state this represents a material omission.
•	Propose revised disclosure that clearly describes Eli Lilly’s right to convert.
Lilly’s conversion right is exercisable upon submission to the U.S. Food and Drug Administration (FDA) of a New Drug Application (NDA) by or on behalf of Lilly with regard to certain pulmonary insulin products. When considering this conversion right for accounting purposes, the Company acknowledged that it would be possible for Lilly to submit an NDA to the FDA that did not meet industry and regulatory standards for such submission and thereby attempt to trigger this conversion. However, it was the intent of both parties that Lilly’s conversion right would only be triggered by the submission of a NDA that met appropriate industry and regulatory standards. Moreover, the Company does not believe that Lilly, as a reputable and responsible pharmaceutical company, would file an NDA that did not meet these standards. The Company believes that this conversion right served the business purpose of providing Lilly a means of achieving liquidity with respect to the Preferred Stock at a date largely within Lilly’s control, but which for all intents and purposes would be contingent upon successful progress, and both parties’ continued involvement, in the development activities. The Company notes that for accounting purposes both the legal rights and the probability of conversion are important considerations. For example, based on the concepts in EITF D-98, the probability of a redemption scenario occurring is not relevant, rather the possibility of a redemption event that is outside the issuer’s control triggers classification of securities as temporary equity. In this case, the Company does not believe it needs to assess the likelihood of Lilly filing an NDA and electing to effectively convert the Preferred Stock into a fixed dollar amount of the Company’s common shares, but rather just the possibility that this event could occur outside the Company’s control.
Thus the Company respectfully submits that our public disclosure with respect to Lilly’s conversion right is accurate and transparent and does not require revision.
2a. You have asserted that the fair value of the preferred stock at the transaction measurement date was $30 million and has remained unchanged through your May 23, 2006 letter. We note that Lilly can put the preferred stock to Alkermes in exchange for Alkermes right to an approximate 3% incremental royalty rate. This appears to imply that the 3% incremental royalty right Alkermes received in the exchange transaction had a fair value at the transaction measurement date that approximated, in all material respects, the $30 million fair value of the preferred stock. That is, from an economic vantage point, it appears Alkermes gave approximately $60 million in consideration, in the form of preferred stock and a service obligation, in exchange for $60 million of consideration in the form of cash and a royalty right. Please confirm whether our understanding is correct.
The Arrangement was not negotiated as an exchange of four separate elements, and the Company does not believe the obligations and features of the Arrangement can be valued independently of each other.
Alkermes believes that at the transaction date the companies considered that the potential increase in royalties could be worth $30 million at some point. However, given that the lead product subject to these royalties is still in Phase III clinical trials, the Company notes that the actual value of this increase in the royalty rate is highly speculative and contingent upon many factors. These factors include the success of future development, approval by the FDA and commercial launch of the underlying products.

The Company believes that the 3.3% royalty increase is more appropriately viewed as an incentive to Alkermes to continue the pulmonary development program. Any assessment of the fair value of the royalty increase must include negative assumptions due to the contingencies noted above as well as the Company’s dependence on Lilly to provide further funding beyond the $30 million in question to complete the development program. The Company does not believe that an assumption that the fair value of the incremental royalty rate is equivalent to the fair value of the Preferred Stock is reasonable or accurate.
2b. Based on our understanding described above, it appears that Lilly [Alkermes] has an unconditional obligation to perform $30 million of research and development services and a conditional obligation to redeem the preferred stock through relinquishment of its 3% incremental royalty right. Please explain to us how, as you analysis cited above appears to suggest, the issuance of the preferred stock at the inception of the transaction represents the settlement of either of these obligations. In this regard, it does not appear merely transferring preferred stock would release you from your unconditional obligation to perform services nor would it appear to extinguish the conditional obligation to relinquish the incremental royalty right.
In describing the issuance of the Preferred Stock as “settling” the Company’s liability, the Company did not mean to imply that the issuance of the Preferred Stock in any way eliminated the contractual obligation to perform research and development services or the unconditional obligation to relinquish the incremental royalty right. Rather, the Company noted that under SFAS 68, if funding is provided and an enterprise is obligated to repay this funding or if all of the risk for such funding has not been retained by the funding entity, then the Company should record a liability. In analyzing the particular facts and circumstances of the Arrangement, the Company deemed it appropriate, rather than recording a liability, to classify that liability as mezzanine equity based on the nature of the form of the financing obligation (redeemable preferred stock).
When the Company analyzed the accounting for the Arrangement we noted that an arrangement where the research and development is funded by third parties generally consists of an obligation to provide services. However, the Company does not believe SFAS 68 requires that a service obligation be recorded even though a service obligation is inherent in funding a research and development arrangement. The Company understood that under SFAS 68, a liability for deferred revenue is required to be recorded to the extent consideration received represents prepaid revenue for contractual services per paragraph 10 of SFAS 68. In all other cases, where the funding is determined to be a borrowing or financing, the Company understands that SFAS 68 treats the underlying services as an executory contract for services and there is no balance sheet accounting for the service obligation. The Company also does not read SFAS 68 to imply that repayment of the funding settles the obligation to perform the services for which the funding was received.
To further clarify our position, the Company believes it entered into a funded research and development arrangement very similar to the historical arrangements between Lilly and the Company for funding of the pulmonary development program. However, where historically the Company has not been obligated to repay any of the funding, in this particular case a financing obligation exists through the issuance of the Preferred Stock. The Company has accounted for this financing obligation in accordance with paragraph 5 of SFAS 68. Further, with respect to the executory service contract, the Company believes the transaction should be accounted for pursuant to SFAS 68, paragraph 9 which states:
An enterprise that incurs a liability to repay the other parties shall charge the research and development costs to expense as incurred...

If Lilly chooses not to pursue repayment of the funds via the Preferred Stock’s Put option or its common stock conversion feature (and if Alkermes does not exercise its conversion rights), there would cease to be a financing obligation and the $30 million in cash funding should be treated as prepaid revenue (or a gain) depending on when the Preferred Stock is Put or converted. The ultimate settlement of this combined transaction is predominantly dependent upon the choices made by Lilly either to accept an equity instrument of some sort (either common stock or the Preferred Stock) in exchange for the $30 million payment (such that the funding represents a financing obligation under SFAS 68) or to treat the funding as payment for contractual services and relinquish all rights to the equity instrument. Until such time as Lilly decides which of these alternatives to elect to settle the security the Company does not believe it appropriate to measure or recognize any revenue attributable to the services delivered.
In effect, the Company concluded and continues to believe that the rights held by Lilly relative to this transaction provide Lilly with significant flexibility in determining how to reimburse Alkermes for the services rendered under the services obligation. If Lilly elects to accept an equity security, Alkermes’ consideration for specific block of costs incurred (measuring delivery of the service obligation) would consist of the incremental royalty rate, which is entirely contingent on future events, including successful development and commercialization of the underlying products and Lilly’s own continued funding of the program. If, however, Lilly Puts the Preferred Stock, Alkermes’ consideration for the services rendered will consist of the $30 million of cash received.
If Lilly accepts an equity security, the Company will reclassify the Preferred Stock to permanent equity and record the incremental royalty as earned, once Lilly commences sale of the underlying products. If Lilly Puts the Preferred Stock, the Company will, at that time, reclassify the remaining carrying value of the Preferred Stock to revenue, essentially representing consideration for the services which will, at that time, be fixed and determinable and, since the services have been delivered, have no remaining deliverables to which to allocate the consideration.
2c. Please analyze for us why you did not record the service obligation at the transaction measurement date. In your analysis, please explain to what extent your accounting for this element of the integrated transaction is dependent on the following and why:
•	the executory nature of the service obligation;
•	the observation that each transaction element described above appears to have equal fair value; or,
•	the link of transaction elements, such as the cash with the preferred stock or, alternatively the preferred stock with the royalty right, implied by the separate legal agreements.
As the documents creating the Arrangement were negotiated at the same time and each contains terms relevant to the interpretation of the other, the transaction must be considered a single arrangement rather than two separate arrangements. As noted above, the Company does not believe that the elements have a fair value of $60 million but rather must be viewed as one arrangement. Thus it is difficult definitively to link any one transaction element with another, until such time as the decisions required to finally settle the transaction have been made.
As described above in Section 2b, paragraph 9 of SFAS 68 specifies that the costs of an executory research and development contract associated with a financing transaction are expensed as incurred. Accordingly, a service obligation was not recorded at the transaction measurement date.

2d. As noted above, it appears that the measured cost of the transaction approximated $60 million; however, it appears that you only capitalized $30 million of transaction value. Please analyze for us why you did not capitalize the other $30 million of the approximately $60 million in value it [Alkermes] appears to have received in the transaction. In addition, please explicitly address both EITF 00-18 and the accounting for the right to receive royalties as consideration under an executory contract to provide service.
As the Company has noted above and in its prior letters, the Company did not believe it appropriate to give accounting recognition to the executory service contract or the increased royalty rate at the inception of the transaction, for the following reasons:
•	SFAS 68 does not require a service obligation to be recognized on the balance sheet but rather requires the consideration received at the inception of this transaction to be treated as either a financing obligation or deferred revenue. The Company has treated the $30 million received as consideration for the Preferred Stock as a financing obligation until such time as elections or events occur which would indicate that the $30 million cash funding will not be repaid to Lilly in the form of equity securities of Alkermes. SFAS 68 paragraph 7 states:
Even though the written agreements or contracts under the arrangement do not require the enterprise to repay any of the funds provided by the other parties, surrounding conditions might indicate that the enterprise is likely to bear the risk of failure of the research and development. If those conditions suggest that it is probable that the enterprise will repay any of the funds regardless of the outcome of the research and development, there is a presumption that the enterprise has an obligation to repay the other parties. That presumption can be overcome only by substantial evidence to the contrary. [emphasis added]
•	Given the contingent nature of any consideration to be received under the increased royalty rate, the Company does not believe that we can recognize revenue under SFAS 68 paragraph 10 or SAB Topic 13 “Revenue Recognition (SAB101 and SAB104)” related to both the fees to be received being fixed or determinable and the fees to be received being probable of collection. Because of the factors outlined above, the Company does not believe that the revenue will be determinable until such time as Lilly commences sale of the related products or exercises its Put. Furthermore, generally accepted accounting principles do not support recognition of a contingent non-monetary asset of this type.
The Company has considered Emerging Issues Task Force Abstract No. 00-18. We point out to the Staff that EITF 00-18 appears to be designed for situations where a grantor has issued equity to a counterparty in exchange for services rendered or to be rendered by that counterparty. As the transaction in question consists of the grantor issuing equity to a counterparty for cash, coupled with a simultaneous agreement to provide services to the grantee for an increase in a contingent royalty rate to be earned by the grantor, this transaction is not within the scope of EITF 00-18. However, with respect to the transaction in question, Alkermes recognized the equity instrument issued at closing on the balance sheet at its estimated fair value, recognized the cash consideration received for that equity instrument at fair value, and, for reasons noted above, recognized the cost of the services rendered as incurred, and will recognize the consideration received for those services (in the form of an incremental royalty increase or exercise of the Put) if and when such consideration is measurable and realizable.

2e. Please provide journal entries that illustrate the accounting for the transaction at inception and over its life, including the timing of revenue recognition, under both your current accounting model and the accounting that would result if it were appropriate to recognize the Alkermes service obligation at the transaction consummation date.
The Company has provided journal entries that illustrate the accounting employed by the Company for the transaction at inception and over its life, including the timing of revenue recognition, at Appendix 1.
While the Company maintains that the accounting entries in Appendix 1 are appropriate, as requested by the Staff, the Company has attempted to also provide journal entries under the scenarios described below at Appendix 2. The Company believes that the explanations provided in this letter and its prior letters indicate why these alternative journal entries are not an appropriate method of accounting for the Arrangement.
Scenario 1. Treating the Arrangement as a contractual obligation to perform services and a sale of Preferred Stock in consideration for receipt of an intangible asset (royalty rate) and $30 million in cash:
Assumptions-
•	Fair value of the Preferred Stock is $30 million
•	Presumed fair value of the service obligation is $30 million [1]
•	Fair value of the royalty rate increase receivable is $30 million.
•	The royalty rate increase receivable can be treated as a purchased asset under SFAS 142, “Goodwill and Other Intangible Assets”.
•	The amounts expended on research and development are expensed as incurred.
•	If the Put is exercised, the royalty rate asset is written off against the Preferred Stock to the extent that a conversion to common stock has not occurred.
Scenario 2. Same as Scenario 1, but assume no royalty rate asset is recognized due to the contingencies present affecting realization:
Assumptions-
•	Fair value of the Preferred Stock is $30 million
•	Presumed fair value of the service obligation is $30 million. [1]
•	Given the contingent nature of the royalty rate increase receivable, no asset can be recognized.
•	The amounts expended on research and development are expensed as incurred.
•	If the Put is exercised, the Preferred Stock is removed from the balance sheet and revenue is recognized to reflect the delivery of services, again to the extent that a conversion to common stock has not occurred.
Scenario 3. Allocating the $30 million cash consideration to the Preferred Stock and service obligation based on their relative fair values:
Assumptions-
•	This scenario assumes that the Arrangement should be evaluated as a single arrangement and the cash proceeds should be allocated to each obligation in some manner (relative fair value).

[1]	The Company has used a presumed fair value of the service obligation of $30 million for simplicity of illustration. We do not believe that an assumption that the fair value of the incremental royalty rate is equivalent to the fair value of the Preferred Stock is reasonable or accurate; see our response to question 2a.

•	The service obligation and the Preferred Stock each have the same estimated fair value of $30 million [1], thus, $15 million is allocated to the service obligation and $15 million is allocated to the Preferred Stock.
•	The Preferred Stock is to be carried at its fair value of $30 million under EITF D-98 and consequently the Company records a $15 million charge to income available to common shareholders at the closing date to reflect the difference between allocated value and fair value.
•	The amounts expended on research and development are expensed as incurred.
•	Deferred revenue is recorded to the extent of the $15 million in cash and all other service obligations are treated as executory with no balance sheet treatment. Revenue is recognized in proportion to the funds expended on the program.
* * *
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of disclosures in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with regard to the Company’s response, need further supplemental information or would like to discuss any of the matters covered in this letter, please contact the undersigned at (617) 583-6127. Since the initial letter was received from the Staff in September 2005, both the Company and the Staff have spent considerable time and resources analyzing this transaction in depth. The Company appreciates the Staff’s efforts in this regard and hopes that any remaining issues can be addressed expeditiously and this matter finally resolved as soon as possible.

Sincerely,

/s/ James M. Frates
James M. Frates Chief Financial Officer

APPENDIX 1.
All amounts in millions of dollars

As recorded by the Company

At issuance:
Dr. Cash	$30.0
Cr. Redeemable Convertible Preferred Stock		$30.0

Fiscal 2003:
Dr. Research expense	$4.7
Cr. Cash		$4.7

Fiscal 2004:
Dr. Research expense	$19.9
Cr. Cash		$19.9

Fiscal 2005:
Dr. Research expense	$5.4
Cr. Cash		$5.4

Fiscal 2006:
Dr. Redeemable Convertible Preferred Stock	$15.0
Cr. Common Stock		$15.0
(Reflecting Alkermes’ exercise of its conversion rights)

Amounts Reported in 10-K:
Net loss available for common - 2003	$106.9
Net loss available for common - 2004	$102.4
Net loss available for common - 2005	$73.9

$283.2

Upon Exercise of Put (assuming no further conversions):
Dr. Redeemable Convertible Preferred Stock	$15.0
Cr. Revenue		$15.0

As Royalties are Earned:
Dr. Accounts receivable	x
Cr. Revenue		x
(as earned under the terms of the Company’s agreement with Lilly

If no Put, Call or Conversion, following remain:
Redeemable Convertible Preferred Stock	$15.0
Incremental 3.3% royalty rate

APPENDIX 2.
SCENARIO 1.

Treat Royalty Increase as Asset

At issuance:
Dr. Royalties receivable	$30.0
Dr. Cash	$30.0
Cr. Redeemable Convertible Preferred Stock		$30.0
Cr. Deferred revenue		$30.0

Fiscal 2003:
Dr. Research expense	$4.7
Cr. Cash		$4.7

Dr. Deferred revenue	$4.7
Cr. Revenue		$4.7

Fiscal 2004:
Dr. Research expense	$19.9
Cr. Cash		$19.9

Dr. Deferred revenue	$19.9
Cr. Revenue		$19.9

Fiscal 2005:
Dr. Research expense	$5.4
Cr. Cash		$5.4

Dr. Deferred revenue	$5.4
Cr. Revenue		$5.4

Fiscal 2006:
Dr. Redeemable Convertible Preferred Stock	$15.0
Cr. Common Stock		$15.0
(Reflecting Alkermes’ exercise of its conversion rights)

Adjusted for Revised Accounting Above:
Net loss available for common - 2003	$102.2
Net loss available for common - 2004	$82.5
Net loss available for common - 2005	$68.5

$253.2

Upon Exercise of Put:
Dr. Redeemable Convertible Preferred Stock	$30.0
Cr. Royalties Receivable		$30.0

As Royalties are Earned:
Dr. Accounts receivable	x
Cr. Revenue		x

If no Put, Call or Conversion, following remain:
Redeemable Convertible Preferred Stock	$15.0
Incremental 3.3% royalty rate
Royalties Receivable	$30.0

SCENARIO 2.

Treat Spend Commitment as Immediate Charge and
Recognize Revenue as Spent/Earned

At issuance:
Dr. Expense	$30.0
Dr. Cash	$30.0
Cr. Redeemable Convertible Preferred Stock		$30.0
Cr. Deferred revenue		$30.0

Fiscal 2003:
Dr. Research expense	$4.7
Cr. Cash		$4.7

Dr. Deferred revenue	$4.7
Cr. Revenue		$4.7

Fiscal 2004:
Dr. Research expense	$19.9
Cr. Cash		$19.9

Dr. Deferred revenue	$19.9
Cr. Revenue		$19.9

Fiscal 2005:
Dr. Research expense	$5.4
Cr. Cash		$5.4

Dr. Deferred revenue	$5.4
Cr. Revenue		$5.4

Fiscal 2006:
Dr. Redeemable Convertible Preferred Stock	$15.0
Cr. Common Stock		$15.0
(Reflecting Alkermes’ exercise of its conversion rights)

Adjusted for Revised Accounting Above:
Net loss available for common - 2003	$132.2
Net loss available for common - 2004	$82.5
Net loss available for common - 2005	$68.5

$283.2

Upon Exercise of Put:
Dr. Redeemable Convertible Preferred Stock	$15.0
Cr. Revenue		$15.0

As Royalties are Earned:
Dr. Accounts receivable	x
Cr. Revenue		x

If no Put, Call or Conversion, following remain:
Redeemable Convertible Preferred Stock	$15.0
Incremental 3.3% royalty rate

SCENARIO 3.

Use a Relative Fair Value Allocation Method as per EITF 00-21

At issuance:
Dr. Cash	$30.0
Cr. Redeemable Convertible Preferred Stock		$15.0
Cr. Deferred revenue		$15.0

Dr. Shareholders’ equity (income available to common shareholders)	$15.0
Cr. Redeemable Convertible Preferred Stock		$15.0

Fiscal 2003:
Dr. Research expense	$4.7
Cr. Cash		$4.7

Dr. Deferred revenue	$2.4
Cr. Research expense		$2.4

Fiscal 2004:
Dr. Research expense	$19.9
Cr. Cash		$19.9

Dr. Deferred revenue	$10.0
Cr. Research expense		$10.0

Fiscal 2005:
Dr. Research expense	$5.4
Cr. Cash		$5.4

Dr. Deferred revenue	$2.7
Cr. Research expense		$2.7

Fiscal 2006:
Dr. Redeemable Convertible Preferred Stock	$15.0
Cr. Common Stock		$15.0
(Reflecting Alkermes’ exercise of its conversion rights)

Adjusted for Revised Accounting Above:
Net loss available for common - 2003	$119.5
Net loss available for common - 2004	$92.4
Net loss available for common - 2005	$71.3

$283.2

Upon Exercise of Put:
Dr. Redeemable Convertible Preferred Stock	$15.0
Cr. Revenue		$15.0

As Royalties are Earned:
Dr. Accounts receivable	x
Cr. Revenue		x

If no Put, Call or Conversion, following remain:
Redeemable Convertible Preferred Stock	$15.0
Incremental 3.3% royalty rate